Exhibit 99.1

S&P Raises Ecopetrol S.A.’s Stand-Alone Credit Rating and confirms its Investment Grade

Ecopetrol S.A (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the “Company”) reports that the risk-rating agency Standard & Poor's (S&P) has increased the company’s stand-alone credit rating from ‘bb’ to ‘bb+’, and maintained its long-term international rating at BBB and its prospects as negative, in line with those of the Republic of Colombia.

Ecopetrol's individual rating increased from 'bb' to 'bb +' thanks to the improvement in credit metrics and the expectation that this trend will continue over the next year. This is a reflection of the cost savings with structural efficiencies and the implemented strategy of profitable barrels.

In turn, S&P raised Ecopetrol’s liquidity rating from adequate to strong, based on a lower cost structure

Bogota, June 27, 2017

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This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Head of Corporate Finance and Investor Relations (A)

Lina María Contreras Mora

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: (+ 571) 234 4329

E-mail: mauricio.tellez@ecopetrol.com.co